For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

652355

Ministry of Consumer and Business Services
Ministère des Services aux consommateurs et aux entreprises

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

NOVEMBER 2 2 NOVEMBRE, 2004

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

ART INTERNATIONAL CORPORATION

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

DIAMANT ART CORPORATION

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

1986-01-24

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: or minimum and maximum number of directors is/are:
Nombre d'administrateurs : ou *nombres minimum et maximum d'administrateurs :*

Number / Nombre: ______ or / ou minimum and maximum / *minimum et maximum*: ______ ______

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

Please see Schedule "A" attached hereto.

SCHEDULE "A"
to Articles of Amendment

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

The Articles of the Corporation be amended by:

A. (a) Changing the name of the Corporation to Diamant Art Corporation or such other name as may be satisfactory to the Director appointed under the *Business Corporations Act* (Ontario).

(b) Any Officer or Director of the Corporation is hereby authorized and directed on behalf of the Corporation to execute and deliver to the Director under the *Business Corporations Act*, Articles of Amendment in duplicate and such Officer or Director is authorized to execute and deliver all such other documents, do such other acts and things as may be necessary or desirable to give to effect to the foregoing; provided, however, that the Directors of the Corporation are hereby authorized to revoke the foregoing Special Resolution in whole or in part without further approval of the Shareholders of the Corporation at any time prior to the endorsement by the Director under the *Business Corporations Act* of the Certificate of Amendment of Articles.

B. WHEREAS there are no Class A Preference Shares outstanding;

AND WHEREAS there are no Class B Preference Shares outstanding,

the Articles of the Corporation are hereby amended to:

(a) vary the provisions of the Articles of the Corporation by deleting the authorization to issue Class A Preference Shares as amended from time to time;

(b) vary the provisions of the Articles of the Corporation by deleting the authorization to issue Class B Preference Shares as amended from time to time; and

(c) The proper officers of the Corporation be and they are hereby authorized and directed to execute and file all such documents and do such other things as they deem necessary or desirable for the implementation of this special resolution at such time as the directors may determine, provided that the directors may in their sole discretion revoke this special resolution before it is acted upon without further approval of the shareholders of the Corporation.

6. The amendment has been duly authorized as required by Sections 168 & 170 (as applicable) of the *Business Corporations Act.*
La modification a été dûment autorisé conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2004-Nov-19
(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate
Les présents status sont signés en double exemplaire

ART INTERNATIONAL CORPORATION
(Name of Corporation) (If the name is to be changed by these articles set out current name)
(Dénomination sociale de la société) (Si l'on demande un changement de nom, indiquer ci-dessus la dénomination sociale actuelle).

By/
Par:

(Signature)
(Signature)

Secretary
(Description of Office)
(Fonction)